Skreem Entertainment Corporation
                             11637 Orpington Street
                             Orlando, Florida 32817

VIA FEDERAL EXPRESS

September 19, 2005

Mail Stop 3561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


To Whom It May Concern:

This letter is in response to the letter sent to us dated September 8, 2005 with comments on the Form SB-2 filed on August 17, 2005.

We will file today, through the EDGAR system, a fourth amendment to the Form SB-2 originally filed on May 4, 2005 to address comments raised in your letter.

I have enclosed three redlined copies for your convenience.

Cover Page

1. The document has been revised to show that the net proceeds to Skreem, on a per share basis are $0.98.

2. The table has been revised to disclose the minimum net proceeds to the Company.

3. The cover page has been amended to disclose that the selling shareholders will not sell any shares until the passing of 180 days or until all 2,000,000 shares being offered by the Company are sold.

The Offering


4. The registration statement has been amended accordingly. The summary and the offering section now reflect that the offering includes 23,107,856 shares offered for resale.

Security Holders

5.   The table has been revised to comply with Item 507.

6. The disclosure has been amended to disclose that the registration statement includes 23,107,856 shares offered on behalf of the selling shareholders.

Notes to Consolidated Financial Statements - Note 6. Capital Transactions

7. The Company relied upon Rule 505 of Regulation D for the private placement in 2004. The offering price did not exceed $5,000,000 as defined in Rule 505(b)(2)i, there were fewer than 35 purchasers as described in 505(b)(2)ii, the Company provided the information specified in 502(b)2 to all non-accredited investors, and the Company did not engage in any general solicitation.

8. The 3.5 million shares returned to the treasury were from an unrelated transaction.

9. The Company will follow the procedure as requested in the comment with any current or future registered best efforts offerings.

10. The risk factor section has been modified to include a risk factor discussing the possible rescission liability.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or an person under the federal securities laws of the United States.

The Company hereby requests acceleration of the effective date of this registration statement to September 26, 2005.


                                               Sincerely,

                                              /s/ Charles Camorata
                                              ------------------------
                                              Charles Camorata
                                              Chief Executive Officer